UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June 2020

Commission File Number: 001-38303
______________________

WPP plc
(Translation of registrant's name into English)
________________________

Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X                                       Form 40-F     __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), WPP plc and its subsidiaries (the “Company”) may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of major currencies other than the UK pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Company’s Form 20-F for the year ended 31 December 2019, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved.

The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Results of AGM dated 11 June 2020, prepared by WPP plc.

FOR IMMEDIATE RELEASE	10 June 2020

WPP PLC ("WPP")

Results of AGM

WPP held its Annual General Meeting (AGM) at 12 noon on Wednesday 10 June 2020 at Sea Containers House, 18 Upper Ground, London SE1 9GL.

As a result of the Covid-19 pandemic and continuing restrictions on public gatherings, the AGM was held as a closed meeting attended by the minimum necessary quorum of two qualifying persons (being shareholders present in person, by proxy or by authorised representative).  All valid proxy votes (whether submitted electronically or in hard copy form) were included in the poll taken at the meeting.

All resolutions were passed at the AGM and the results of the poll are set out below.  The full text of the resolutions proposed at the AGM is included in WPP's Notice of AGM published on 29 April 2020, which is available on WPP's website at: www.wpp.com/investors.

Resolution	Total Votes For	%	Total Votes Against	%	Total Votes Cast	Votes Withheld
1 Ordinary Resolution to receive the 2019 Annual Report and Accounts	961,551,169	97.69	22,771,549	2.31	984,322,718	4,911,813
2 Ordinary Resolution to approve the Compensation Committee report	874,512,819	90.72	89,440,199	9.28	963,953,018	25,281,512
3 Ordinary Resolution to approve the Directors Compensation Policy	885,129,086	90.76	90,096,398	9.24	975,225,484	14,009,046
4 Ordinary Resolution to elect John Rogers as a director	961,367,842	99.82	1,767,191	0.18	963,135,033	26,099,499
5 Ordinary Resolution to elect Sandrine Dufour as a director	955,952,556	99.26	7,160,489	0.74	963,113,045	26,121,486
6 Ordinary Resolution to elect Keith Weed as a director	966,828,646	99.94	565,682	0.06	967,394,328	21,840,204
7 Ordinary Resolution to elect Jasmine Whitbread as a director	964,847,350	99.74	2,518,170	0.26	967,365,520	21,869,012
8 Ordinary Resolution to re-elect Roberto Quarta as a director	953,718,535	96.44	35,216,183	3.56	988,934,718	299,813
9 Ordinary Resolution to re-elect Dr Jacques Aigrain as a director	943,842,705	97.57	23,523,496	2.43	967,366,201	21,868,331
10 Ordinary Resolution to re-elect Tarek Farahat as a director	961,136,287	99.36	6,226,538	0.64	967,362,825	21,871,707
11 Ordinary Resolution to re-elect Mark Read as a director	966,745,911	97.76	22,175,518	2.24	988,921,429	313,103
12 Ordinary Resolution to re-elect Cindy Rose OBE as a director	961,280,976	99.37	6,086,762	0.63	967,367,738	21,866,794
13 Ordinary Resolution to re-elect Nicole Seligman as a director	938,000,421	94.85	50,918,675	5.15	988,919,096	315,436
14 Ordinary Resolution to re-elect Sally Susman as a director	962,386,848	99.93	634,837	0.07	963,021,685	26,212,847
15 Ordinary Resolution to re-appoint Deloitte LLP as the auditors	939,812,355	97.14	27,622,756	2.86	967,435,111	21,799,419
16 Ordinary Resolution to authorise the Audit Committee to determine the auditors' remuneration	951,752,243	98.38	15,692,944	1.62	967,445,187	21,789,344
17 Ordinary Resolution to authorise the directors to allot relevant securities	894,394,563	92.46	72,913,434	7.54	967,307,997	21,926,535
18 Special Resolution to authorise the Company to purchase its own shares	954,824,565	98.75	12,090,003	1.25	966,914,568	22,319,962
19 Special Resolution to authorise the disapplication of pre-emption rights	906,937,647	93.80	59,971,629	6.20	966,909,276	22,325,256

Notes:

(1)  The "for" votes include those giving the Chairman discretion.
(2)  Total votes "for" and "against" are expressed as a percentage of the total votes cast.
(3)  A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes "for" or "against" a resolution.
(4)  Issued Share Capital (excluding Treasury Shares): 1,225,329,072 ordinary shares.

The above poll results will shortly be available on WPP's website at www.wpp.com/investors.  In accordance with Listing Rule 9.6.2 a copy of the resolutions, other than those concerning ordinary business, will be submitted to the FCA and will in due course be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Contact:

Chris Wade, WPP
+44(0) 20 7282 4600

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 11 June 2020.	By: ______________________
Balbir Kelly-Bisla
Company Secretary